Exhibit 99.1



Mannatech Reports Fourth Quarter & Year End Results
Cost of sales and commission costs return to traditional levels generating positive EBITDA

Coppell, TX, March 10, 2010 — Mannatech, Incorporated (NASDAQ - MTEX), a global pioneer in the development of high-quality health, weight and fitness, and skin care solutions based on nutritional science, today reported net income of $2.2 million or $0.08 cents per diluted share for the fourth quarter ending December 31, 2009, compared to net income of $0.6 million or $0.02 cents per diluted share for the fourth quarter of 2008. The company reported an operating loss of $0.3 million compared to operating income of $4.7 million in the fourth quarter of 2008. Results for 2008 *were favorably impacted by a reversal of a litigation expense accrual in the fourth quarter.*

Fourth quarter net sales for 2009 were $70.1 million, a decrease of 8.4%, compared to $76.5 million in the fourth quarter of 2008. North American sales declined 19.7% to $36.4 million compared to $45.3 million in the fourth quarter of 2008. International sales of $33.7 million increased 8.0% compared to $31.2 million in the fourth quarter of 2008; excluding new country openings international sales increased by 4.2%. International sales showed significant gains in South Africa and Australia compared to sales in the fourth quarter of 2008.

Also in the fourth quarter the company announced Dr. Robert Sinnott, chief science officer, and Stephen Fenstermacher, chief financial officer, were named Co-CEO's of the company. In addition, Randy Bancino was named president, global business operations and expansion.

Dr. Robert Sinnott, Co-CEO & chief science officer, commented, "We are pleased with the progress in the international markets, yet there is much more work to accomplish. To accomplish our goals, I am excited to team with Steve to move Mannatech forward. Our combined 16 years of experience at Mannatech and direct selling experience provides a solid foundation for strengthening our relationship with our loyal Associates. We are seeing renewed excitement from our Associates as we work in tandem with them to drive our business."

Stephen Fenstermacher, Co-CEO & chief financial officer, said, "Our focus since mid-year of 2009 was to return to traditional cost levels for cost of sales and commissions; we accomplished that goal in the fourth quarter. Equally important, fourth quarter 2009 EBITDA[1] was $2.9 million, evidencing a return to positive operating cash flow."

Sales for the full year 2009 were $289.7 million, down 12.9% from $332.7 million for the full year 2008. The company reported a net loss for the full year of $17.4 million, compared to the full year 2008 net loss of $12.6 million. The loss per share was $0.66 for the full year 2009, compared to a loss per share of $0.48 for the full year 2008.

New Associates and Members for the full year 2009 were 144,631 up 9.2 % compared to 132,447 in the full year 2008. New independent Associates and Members totaled 27,527 in the fourth quarter of 2009, compared to 34,383 in the fourth quarter of 2008. Total independent Associate and Member count based on a 12-month trailing period was approximately 513,000 as of December 31, 2009 as compared to 531,000 as of December 31, 2008.

Conference Call
Mannatech will hold a conference call and webcast to discuss this announcement with investors on Thursday, March 11, 2010 at 9:00 a.m. Central Standard Time, 10:00 a.m. Eastern Standard Time. Investors may listen to the call by accessing Mannatech's website at www.mannatech.com.

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[1] To supplement Mannatech's consolidated financial statements presented in accordance with the generally accepted accounting principles ("GAAP"), in this press release Mannatech uses the non-GAAP financial measure of EBITDA (defined by the company as earnings before interest, taxes, depreciation and amortization). This measure is not in accordance with, or an alternative to, GAAP. Mannatech's management reviews this non-GAAP measure internally to evaluate its performance and manage its operations. Mannatech believes that the inclusion of EBITDA results provides investors useful and important information regarding Mannatech's operating results.

The following is a tabular presentation of the non-GAAP financial measure EBITDA, including a reconciliation to GAAP net income, which Mannatech believes to be the most directly comparable GAAP financial measure.

(amounts in thousands) Three months ended December 31, 2009:

Net income	$2,151
Interest income	(291)
Income taxes	(1,922)
Depreciation and amortization	2,976
EBITDA	$2,914

About Mannatech

Mannatech, Incorporated develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. These proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore and the Republic of Korea.

Contact Information:
Gary Spinell
Senior Vice President Finance & Administration
972-471-6512
ir@mannatech.com
www.mannatech.com
https://new.mannatech.com
www.allaboutmannatech.com

Net Sales in Dollars and as a Percentage of Consolidated Net Sales
(In millions, except percentages)

	For the three months ended December 31,					
	2009		**2008**		**Dollar change**	**Percentage change**
United States	$ 31.0	44.2%	$ 39.5	51.7%	$ (8.5)	(21.5)%
Japan	10.6	15.1%	10.9	14.2%	(0.3)	(2.8)%
Republic of Korea	7.2	10.3%	8.2	10.7%	(1.0)	(12.2)%
Canada	5.4	7.8%	5.8	7.6%	(0.4)	(6.9)%
Australia	6.2	8.8%	5.3	6.9%	0.9	17.0 %
South Africa[1]	3.8	5.4%	2.2	2.9%	1.6	72.7 %
Taiwan	1.8	2.6%	1.5	2.0%	0.3	20.0 %
New Zealand	1.1	1.6%	1.1	1.4%	0.0	0.0 %
United Kingdom	0.9	1.3%	0.9	1.2%	0.0	0.0 %
Germany	0.7	1.0%	0.8	1.0%	(0.1)	(12.5)%
Denmark	0.2	0.3%	0.3	0.4%	(0.1)	(33.3)%
Singapore[2]	0.5	0.7%	—	—	0.5	—
Austria[3]	0.2	0.3%	—	—	0.2	—
Norway[3]	0.3	0.4%	—	—	0.3	—
The Netherlands[3]	0.1	0.1%	—	—	0.1	—
Sweden[3]	0.1	0.1%	—	—	0.1	—
Totals	**$ 70.1**	**100%**	**$ 76.5**	**100%**	**$ (6.4)**	**(8.4)%**

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[1] South Africa began operations in May 2008.
[2] Singapore began operations in November 2008.
[3] Austria, the Netherlands, Norway, and Sweden began operations in September 2009.

	For the year ended December 31,					
	2009		**2008**		**Dollar change**	**Percentage change**
United States	$ 140.7	48.6%	$ 176.9	53.1%	$ (36.2)	(20.5)%
Japan	42.0	14.5%	44.8	13.5%	(2.8)	(6.2)%
Republic of Korea	26.4	9.1%	35.7	10.7%	(9.3)	(26.1)%
Canada	23.0	7.9%	23.6	7.1%	(0.6)	(2.5)%
Australia	22.9	7.9%	26.1	7.8%	(3.2)	(12.3)%
South Africa[1]	13.2	4.6%	5.5	1.7%	7.7	140.0 %
Taiwan	6.6	2.3%	5.2	1.6%	1.4	26.9 %
New Zealand	4.3	1.5%	5.2	1.6%	(0.9)	(17.3)%
United Kingdom	3.3	1.0%	4.7	1.4%	(1.4)	(29.8)%
Germany	3.2	1.1%	3.8	1.1%	(0.6)	(15.8)%
Denmark	1.6	0.6%	1.2	0.4%	0.4	33.3 %
Singapore[2]	1.5	0.5%	—	—	1.5	—
Austria[3]	0.3	0.1%	—	—	0.3	—
Norway[3]	0.3	0.1%	—	—	0.3	—
The Netherlands[3]	0.2	0.1%	—	—	0.2	—
Sweden[3]	0.2	0.1%	—	—	0.2	—
Totals	**$ 289.7**	**100%**	**$ 332.7**	**100%**	**$ (43.0)**	**(12.9)%**

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[1] South Africa began operations in May 2008.
[2] Singapore began operations in November 2008.
[3] Austria, the Netherlands, Norway, and Sweden began operations in September 2009.

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share information)

	December 31,	
	2009	**2008**
ASSETS		
Cash and cash equivalents	$ 17,367	$ 30,945
Restricted cash	1,288	1,864
Accounts receivable, net of allowance of $16.5 and $23 in 2009 and 2008, respectively	664	291
Income tax receivable	8,075	3,531
Inventories, net	31,290	31,313
Prepaid expenses and other current assets	3,139	3,946
Deferred tax assets	2,662	5,632
Total current assets	**64,485**	**77,522**
Property and equipment, net	27,144	36,202
Construction in progress	317	840
Long-term restricted cash	7,201	7,579
Other assets	2,503	1,456
Long-term deferred tax assets	652	459
Total assets	**$102,302**	**$124,058**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current portion of capital leases	$ 847	$ 131
Accounts payable	11,319	5,067
Accrued expenses	14,231	24,324
Commissions and incentives payable	10,624	11,453
Taxes payable	2,577	873
Current deferred tax liability	274	192
Deferred revenue	2,807	3,476
Total current liabilities	**42,679**	**45,516**
Capital leases, excluding current portion	1,068	155
Long-term deferred tax liabilities	3,923	6,075
Other long-term liabilities	3,348	3,583
Total liabilities	**51,018**	**55,329**
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.0001 par value, 99,000,000 shares authorized, 27,687,882 shares issued and 26,480,788 shares outstanding in 2009 and 27,667,882 shares issued and 26,460,788 shares outstanding in 2008	3	3
Additional paid-in capital	41,442	40,753
Retained earnings	25,743	44,170
Accumulated other comprehensive loss	(1,113)	(1,406)
Less treasury stock, at cost, 1,207,094 shares in 2009 and 2008	(14,791)	(14,791)
Total shareholders' equity	**51,284**	**68,729**
Total liabilities and shareholders' equity	**$102,302**	**$124,058**

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS – *(UNAUDITED)*
(in thousands, except per share information)

	Three months ended December 31,		Twelve months ended December 31,	
	2009	2008	2009	2008
Net sales	$70,065	$76,479	$289,705	$332,703
Cost of sales	10,869	11,551	46,813	48,564
Commissions and incentives	31,002	33,338	146,415	149,595
	41,871	44,889	193,228	198,159
Gross profit	28,194	31,590	96,477	134,544
Operating expenses:				
Selling and administrative	16,594	17,728	69,997	81,077
Depreciation and amortization	2,976	3,084	12,333	12,310
Other operating	8,910	6,126	39,741	55,656
Total operating expenses	28,480	26,938	122,071	149,043
Income (loss) from operations	(286)	4,652	(25,594)	(14,499)
Interest income	291	385	473	1,604
Other income (expense), net	224	(2,853)	1,046	(5,303)
Loss before income taxes	229	2,184	(24,075)	(18,198)
(Provision) benefit for income taxes	1,922	(1,564)	6,707	5,570
Net income (loss)	$ 2,151	$ 620	$ (17,368)	$ (12,628)
Earnings (loss) per share:				
Basic	$ 0.08	$ 0.02	$ (0.66)	$ (0.48)
Diluted	$ 0.08	$ 0.02	$ (0.66)	$ (0.48)
Weighted-average common shares outstanding:				
Basic	26,481	26,461	26,467	26,461
Diluted	26,530	26,516	26,467	26,461

The number of new and continuing independent Associates and Members who purchased our packs or products during the twelve months ended December 31, were as follows:

	2009		2008	
New	145,000	28%	133,000	25%
Continuing	368,000	72%	398,000	75%
Total	513,000	100%	531,000	100%